UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

BRF S.A.

(Name of Issuer)

Common Shares (“Shares”) and American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of BRF S.A.

(Title of Class of Securities)

56656T105

(CUSIP Number)

Heraldo Geres

Marfrig Global Foods S.A.

Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301

Vila Hamburguesa, São Paulo, SP, 05319-000

Brazil

Telephone: 55 11 3792-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

May 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56656T105	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marfrig Global Foods S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) BK, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 226,010,428
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 226,010,428
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,010,428
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 56656T105	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this joint statement on Schedule 13D relates is the common stock of BRF S.A. (the “Shares”), a corporation incorporated under the laws of the Brazil with its principal executive offices at Avenida das Nações Unidas, 8501 – 1º andar, Pinheiros, SP, 05425-070, Brazil (“BRF”). The Shares may also be represented by American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”, and together with the Shares, the “Securities”).

Item 2.  Identity and Background.

This statement is filed on behalf of:

(i)	Marfrig Global Foods S.A., a corporation incorporated under the laws of Brazil with principal executive offices at Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301, Vila Hamburguesa, São Paulo, SP, 05319-000, Brazil (“Marfrig”); and

(ii)	Marfrig Overseas Limited, a corporation incorporated under the laws of the Cayman Islands with principal executive offices at M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands (“Marfrig Overseas” and together with Marfrig, the “Group”).

Marfrig Overseas is a wholly owned subsidiary of Marfrig.

Item 3.  Source or Amount of Funds or Other Consideration.

Marfrig acquired beneficial ownership of 117,377,900 Shares in connection with certain transactions entered on the São Paulo Stock Exchange, the B3 S.A. - Brasil, Bolsa, Balcão, consummated between May 18 and June 2, 2021 (the “B3 Transaction”).

Marfrig Overseas acquired beneficial ownership of 51,360,393 ADRs in connection with certain transactions entered on the New York Stock Exchange consummated between October 26, 2020 and May 20, 2021 (the “NYSE Transaction”).

The Group acquired the Securities pursuant to the B3 Transaction and the NYSE Transaction with cash on hand.

On May 20, 2021, Marfrig entered into a Share Purchase Agreement with Banco J.P. Morgan S.A. (“JPM Brazil”) pursuant to which Marfrig agreed to purchase 41,272,135 Shares from JPM Brazil (the “Share Purchase Agreement”). On May 20, 2021, Marfrig entered into the First Collar Transaction (as defined below). On June 2, 2021 Marfrig and JPM Brazil entered into an Amended to the Share Purchase Agreement (the “Share Purchase Agreement Amendment”). See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Collar Transactions—First Collar Transaction” below.

On June 2, 2021, Marfrig committed to purchase 16,000,000 Shares through an auction process on the B3 (the “Auction Shares”). On June 2, 2021, Marfrig entered into the Second Collar Transaction (as defined below) in respect of the Auction Shares. See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Collar Transactions—Second Collar Transaction” below.

Marfrig expects to enter into a loan agreement with J.P. Morgan Chase Bank N.A. (or one of its affiliates) (the “Loan Agreement”) pursuant to which a loan may be made available to Marfrig to finance the acquisition of the Shares to be acquired under the Share Purchase Agreement and the Auction Shares.

The foregoing description of the Share Purchase Agreement and the Share Purchase Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement and the Share Purchase Agreement Amendment, which are attached hereto as Exhibits 99.2 and 99.3 and incorporated herein by reference.

Item 4.  Purpose of Transaction.

The Group acquired the Securities described in this Schedule 13D for investment purposes and it will review their investments in BRF on a continuing basis. Any actions the Group might undertake will be dependent upon the Group’s review of numerous factors, including, but not limited to: an ongoing evaluation of BRF’s business, financial condition, operations and prospects; price levels of BRF’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other current and future developments.

The Group may, at any time and from time to time, acquire additional securities of BRF, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with such considerations or activity, the Group may use third-party advisers, consultants or agents (each an “Adviser”) to assist it and may engage, directly or indirectly, in discussions or negotiations, or pursue agreements with other parties regarding the securities then held and such other matters as it considers relevant to making its determinations.

In addition, the Group or its Advisers may engage in discussions with management, the board of directors of BRF, other shareholders of BRF and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of securities, assets or businesses; changes to the capitalization or dividend policy of BRF; or other material changes to BRF’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Group does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Group may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.  Interest in Securities of the Issuer.

In the aggregate, the Group beneficially owns 226,010,428 Shares, representing 27.8% of the outstanding Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Collar Transactions.

On May 20, 2021, Marfrig and JPM Brazil entered into a global derivatives agreement to regulate certain derivative transactions, among Marfrig and JPM Brazil (the “Global Derivatives Agreement”).

First Collar Transaction.

Further to the Global Derivatives Agreement and pursuant to a confirmation of derivatives transaction (the “First Confirmation of Derivative Transaction”), on May 20, 2021, Marfrig and JPM Brazil entered into derivative transactions consisting of put options and a call options (the “First Collar Transaction”). The notional value of the First Collar Transaction covers 53,600,175 Shares and expires over dates from May 21, 2024 to September 4, 2024, inclusive.

The First Collar Transaction is divided into six individual tranches. Each tranche has a strike price as set out below:

•	Tranche 1 call option: R$30.11;

•	Tranche 2 call option: R$ 28.95;

•	Tranche 3 call option: R$27.79;

•	Tranche 4 put option: R$22.00;

•	Tranche 5: put option: R$20.84; and,

•	Tranche 6: put option R$19.69.

The First Collar Transaction will only be settled in cash.

Pursuant to certain share pledge agreements, Marfrig has pledged certain Shares as collateral for JPM Brazil.

The foregoing description of the First Collar Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the First Confirmation of Derivative Transaction, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Second Collar Transaction.

Further to the Global Derivatives Agreement and pursuant to a confirmation of derivatives transaction (the “Second Confirmation of Derivative Transaction”), on June 2, 2021, Marfrig and JPM Brazil entered into derivative transactions consisting of put options and a call options (the “Second Collar Transaction”). The notional value of the Second Collar Transaction covers 20,512,800 Shares and expires over dates from September 5, 2024 to November 13, 2024, inclusive.

The Second Collar Transaction is divided into six individual tranches. Each tranche has a strike price as set out below:

•	Tranche 1 call option: R$37.38;

•	Tranche 2 call option: R$35.94;

•	Tranche 3 call option: R$34.50;

•	Tranche 4 put option: R$27.31;

•	Tranche 5: put option: R$25.88; and,

•	Tranche 6: put option R$24.44.

The Second Collar Transaction will only be settled in cash.

Pursuant to certain share pledge agreements, Marfrig has pledged certain Shares as collateral for JPM Brazil.

The foregoing description of the Second Collar Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Confirmation of Derivative Transaction, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of June 4, 2021 by and between Marfrig Global Foods S.A. and Marfrig Overseas Ltd.

99.2	Share Purchase Agreement, dated as of May 20, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A.

99.3	First Amendment to the Share Purchase Agreement, dated as of June 2, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A.

99.4	First Confirmation of Derivative Transaction, dated as of May 20, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A.

99.5	Second Confirmation of Derivative Transaction, dated as of June 2, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A.

CUSIP No. 56656T105	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2021 MARFRIG GLOBAL FOODS S.A. By: /s/ Tang David
Tang David Chief Financial Officer By: /s/ Heraldo Geres
Heraldo Geres General Counsel